Exhibit 99.9

Consent of Experts

We consent to the reference to our Firm under the captions “Certain U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus Supplement, dated March 20, 2025, that is incorporated by reference into the registration statement on Form-10 (the “Form F-10”) of SolarBank Corporation.

/s/ Hodgson Russ LLP

Toronto, Ontario Canada

March 20, 2025

Bay Adelaide Centre, East Tower, 22 Adelaide St. West, Suite 2050 | Toronto, Ontario M5H 4E3 | 416.595.5100 | hodgsonruss.com

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